Exhibit 99.1

NEWS RELEASE

Toronto, November 8, 2023

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q3 2023 Results

Precious Metal Assets Performed Well

“Our core precious metal assets anchored the quarter, resulting in increased revenue and earnings over the prior year period,” stated Paul Brink, CEO. We are looking forward to added precious metal contributions from a number of new mines in 2024 and, in particular, from the Tocantinzinho stream where G Mining Ventures is progressing construction on time and budget. Franco-Nevada is debt-free and is growing its cash balances.”

The Panamanian National Assembly approved the revised Cobre Panama concession agreement in October 2023. In response to protests that followed the approval, the Government proposed but did not proceed with a popular consultation on the revised concession contract. The Panamanian Supreme Court is, however, considering a number of lawsuits challenging the constitutionality of the law pertaining to the contract. Production at the Cobre Panama mine has not been impacted and we, along with the operator, First Quantum, are closely monitoring the unfolding situation.

		Q3 2023		YTD 2023
	Q3 results	vs	YTD results	vs
		Q3 2022		YTD 2022
Total GEOs[1] sold (including Energy)	160,848 GEOs	-9%	474,694 GEOs	-13%
Precious Metal GEOs[1] sold	125,337 GEOs	+4%	368,608 GEOs	-3%
Revenue	$309.5 million	+2%	$915.7 million	-8%
Net income	$175.1 million ($0.91/share)	+11%	$516.1 million ($2.69/share)	-4%
Adjusted Net Income[2]	$175.1 million ($0.91/share)	+10%	$510.2 million ($2.66/share)	-4%
Adjusted EBITDA[2]	$255.1 million ($1.33/share)	-1%	$760.1 million ($3.96/share)	-10%
Adjusted EBITDA Margin[2]	82.4%	-2.4%	83.0%	-2.1%

Strong Financial Position

●	No debt and $2.3 billion in available capital as at September 30, 2023
●	Generated $236.0 million in operating cash flow during the quarter
●	16 consecutive annual dividend increases. Quarterly dividend of $0.34/share

Sector-Leading ESG

●	Global 50 Top Rated and #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core precious metal streams on world-class copper assets outperforming acquisition expectations
●	Long-life reserves and resources

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s great mineral endowments
●	Strong pipeline of precious metal and diversified opportunities

Quarterly revenue and GEOs sold by commodity
	Q3 2023		Q3 2022
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	103,641	$199.5	96,628	$166.6
Silver	16,526	31.6	17,883	30.3
PGM	5,170	9.7	6,031	9.8
	125,337	$240.8	120,542	$206.7
DIVERSIFIED
Iron ore	6,619	$12.8	6,311	$10.8
Other mining assets	1,677	3.2	1,574	2.9
Oil	20,926	38.2	20,930	36.6
Gas	4,098	9.9	23,516	40.9
NGL	2,191	4.6	3,535	6.3
	35,511	$68.7	55,866	$97.5
	160,848	$309.5	176,408	$304.2

Year-to-date revenue and GEOs sold by commodity
	YTD 2023		YTD 2022
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	303,179	$585.7	299,173	$544.9
Silver	49,478	95.5	58,740	107.2
PGM	15,951	31.0	22,830	41.2
	368,608	$712.2	380,743	$693.3
DIVERSIFIED
Iron ore	18,801	$36.0	24,573	$44.7
Other mining assets	5,435	10.3	3,459	6.4
Oil	54,847	102.2	66,448	121.8
Gas	19,800	41.0	59,597	108.3
NGL	7,203	14.0	11,254	20.8
	106,086	$203.5	165,331	$302.0
	474,694	$915.7	546,074	$995.3

In Q3 2023, we earned $309.5 million in revenue, up 1.7% from Q3 2022. We benefited from an increase in GEOs from our Precious Metal assets as well as higher gold prices. This more than offset the decrease in revenue from our Diversified assets, which reflect lower oil and gas prices when compared to the relative highs of the prior year quarter.

Precious Metal revenue accounted for 77.8% of our revenue (64.5% gold, 10.2% silver, 3.1% PGM). Revenue was sourced 88.0% from the Americas (28.7% South America, 28.4% Central America & Mexico, 15.9% U.S. and 15.0% Canada).

Environmental, Social and Governance (ESG) Updates

We continue to rank highly with leading ESG rating agencies. During the quarter, we expanded the Franco-Nevada Diversity Scholarship program by awarding five new diversity scholarships to mining engineering students at Queens, University of Toronto, UBC, and École Polytechnique. We also supported industry initiatives with a strategic partnership level funding to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Revised Concession Contract for the Cobre Panama Mine

As previously disclosed, on October 29, 2023, President Laurentino Cortizo announced the Panamanian government’s intention to hold a popular consultation regarding Law 406 on December 17, 2023. Law 406, which approved the revised mining concession contract for the Cobre Panama mine, was enacted into law in Panama on October 20, 2023.

During the week commencing October 30, 2023, the National Assembly of Panama held sessions concerning two bills that included a popular consultation regarding Law 406, the repeal of Law 406 and a moratorium on the granting of new mining concession contracts in Panama. Bill 1110 provided for a moratorium on the granting of new concession contracts related to mining in Panama and was approved in the third debate on November 3, 2023. The proposed popular consultation and repeal of Law 406 were not ultimately approved, and the Company understands that no further debates on these issues are currently scheduled. As of the date of this release, Law 406 and the revised concession contract are still in effect. A number of lawsuits challenging the constitutionality of Law 406 have, however, been submitted to the Supreme Court of Justice, a number of which have been admitted for adjudication. We continue to closely monitor the unfolding situation regarding Law 406 and the revised concession contract and are assessing our available protections.

Production at the Cobre Panama mine remains uninterrupted at this time, however, protests, including blockades of key roads, have caused disruptions on site as well as shortages in certain supplies.

Portfolio Additions

●	Acquisition of Additional Royalty on Magino Gold Mine – Ontario, Canada: Subsequent to quarter-end, on November 2, 2023, we agreed to acquire an additional 1.0% NSR on Argonaut’s Magino gold mine in Ontario and a portfolio comprised of Argonaut’s existing royalty holdings in Canada and Mexico, for an aggregate purchase price of approximately $29.5 million, with closing of such transactions subject to satisfaction of closing conditions. Inclusive of our initial 2.0% NSR, we will hold an aggregate 3.0% NSR on Magino.
●	Acquisition of Royalty on Wawa Gold Project – Ontario, Canada: On August 29, 2023, we acquired a 1.5% NSR on Red Pine Exploration Inc.’s Wawa gold project, located in Ontario, Canada, for a purchase price of $5.0 million (C$6.8 million). The agreement provides Franco-Nevada the option to acquire an additional 0.5% NSR based on pre-determined conditions.
●	Acquisition of Royalties on Pascua-Lama Project – Chile: As previously announced, on August 8, 2023, we agreed to acquire a sliding-scale gold royalty and fixed-rate copper royalty from private individuals pertaining to the Chilean portion of Barrick’s Pascua-Lama project for a purchase price of $75.0 million. At gold prices exceeding $800/ounce, we will hold a 2.70% NSR (gold) and 0.54% NSR (copper) on the property.
●	Acquisition of Royalty on Volcan Gold Project – Chile: As previously announced, on July 6, 2023, we agreed to acquire a 1.5% NSR on the Volcan gold project located in Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation, a company privately held by Hochschild Mining plc. The NSR covers the entire land package comprising the Volcan project, as well as a surrounding area of interest extending 1.5 kilometers. We already hold an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

Q3 2023 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 125,337, compared to 120,542 GEOs in Q3 2022, driven by strong contributions from Cobre Panama, Guadalupe-Palmarejo and MWS.

South America:

●	Antapaccay (gold and silver stream) – GEOs delivered and sold were slightly higher in Q3 2023 compared to Q3 2022. Production at Antapaccay during the period benefited from higher copper grades and recoveries based on mine sequencing.
●	Candelaria (gold and silver stream) – GEOs delivered and sold in the quarter were relatively consistent with Q3 2022. Lundin Mining announced that its environmental impact assessment for the extension of operations and mine life from 2030 to 2040 was approved by the regional Chilean authorities. This would also allow for the potential development of the Candelaria Underground Expansion Project.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q3 2023 compared to Q3 2022, reflecting an anticipated decrease in average silver grades based on the life of mine plan. Production at the mine was also impacted by Cyclone Yaku which constrained logistics in March and April 2023. This was reflected in the deliveries we received in Q3 2023.
●	Tocantinzinho (gold stream) – G Mining Ventures reported the physical construction of the Tocantinzinho project was 52% complete as of the end of September 2023 and remains on track for commercial production in H2 2024. In Q3 2023, we disbursed an additional $66.2 million under our stream agreement and have now fully funded our $250.0 million stream deposit.

●	Salares Norte (1-2% royalty) – Gold Fields reported that total project completion was 96% as of the end of August 2023. While first production is anticipated in December 2023, we do not expect meaningful royalty payments to Franco-Nevada until 2024.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs delivered and sold in the quarter were significantly higher than in Q3 2022, driven by higher average copper grades and the continued ramp-up of the CP100 Expansion project. First Quantum reported that a new quarterly record for copper production at Cobre Panama was achieved in Q3 2023.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo increased in Q3 2023 compared to the same quarter in 2022. Production at the Palmarejo mine benefited from higher average grades.

U.S.:

●	Stillwater (5% royalty) – Production of PGMs at the mine increased compared to Q3 2022, but continued to be impacted by a shortage of critical skills and geotechnical challenges. Sibanye-Stillwater reported that operations resumed planned mine production run rate in October 2023, driving improved outlook for production for Q4 2023. The decrease in GEOs also reflects a lower PGM to gold GEO conversion ratio.
●	Goldstrike (2-6% royalties) – GEOs from our Goldstrike royalties decreased in Q3 2023 compared to Q3 2022 as a lesser proportion of the ore processed at Goldstrike was sourced from our royalty ground.
●	Marigold (0.5-5% royalties) – Production at Marigold was higher in Q3 2023 compared to Q3 2022 as a result of mine sequencing. In addition, our GEOs earned were higher than in the prior year period primarily due to mining occurring on ground with a higher royalty rate.
●	Copper World Project (2.085% royalty) – Hudbay provided an updated pre-feasibility study for the Copper World project. The study outlined an extended 20-year mine life for Phase I, where only state and local permits are required, lower initial capital expenditures, and a higher mill feed grade than was previously contemplated.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle reported that production during the quarter was impacted by unscheduled mill downtime in August 2023 due to a temporary transformer issue powering the SAG mill. The mill returned to normal operating levels in September 2023. Mill optimization initiatives continued through the quarter with the objective of continuing to increase throughput to 28.0 million tonnes per annum by 2025 and is targeting production of 1 million ounces per year.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that the Macassa mill is expected to reach full capacity of 1,650 tonnes per day by mid-2024, driven by the Shaft # 4 commissioning and increased productivity from the Macassa deep mine. Exploration drilling during the quarter targeted the Lower/West South Mine Complex (“SMC”), SMC East and Main Break. Production from the AK deposit is also expected to begin in H2 2024.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that production via the ramp at the Odyssey South deposit increased through the quarter, with underground development and surface activities at the Odyssey project progressing well and shaft pre-sinking activities advancing. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.
●	Magino (2% royalty) – Magino poured first gold in June 2023 and achieved commercial production on November 1, 2023, with the plant largely operating at nameplate capacity despite 20 days of unplanned downtime in September 2023. Franco-Nevada earned 230 GEOs from its royalty in Q3 2023.
●	Island Gold (0.62% royalty) – Alamos Gold reported that the Phase 3+ Expansion is progressing well with construction of the headframe largely complete and shaft sinking on track to begin by the end of the year. The Phase 3+ Expansion is expected to more than double gold production to an average of 287,000 ounces per year starting in 2026.
●	Greenstone (3% royalty) – Equinox Gold reported that construction of the project is on schedule and budget, with construction 92% complete as of the end of September 2023 and first gold pour expected in H1 2024.
●	Valentine Gold (3% royalty) – Marathon reported that overall project completion was 50% as at the end of September 2023 and that the project remains on schedule for first gold production in Q1 2025. Marathon also reported that the Berry Expansion was released from the provincial environmental assessment process and that it did not require a new federal impact assessment. Marathon now anticipates the Berry deposit being fully permitted earlier than had previously been anticipated.
●	Wawa (1.5% royalty) – Red Pine continues to report success expanding mineralization within, and in the footwall of, the Jubilee shear zone at its Wawa project. Highlights of the assay results include 8.01 g/t gold over 32.95 meters at the intersection of the Minto B/Jubilee Shears.

Rest of World:

●	Tasiast (2% royalty) – In October 2023, Kinross indicated that its Tasiast 24k expansion project was progressing as planned, with mill modifications complete and throughput of 24,000 tonnes per day being achieved for sustained periods of time. Kinross also indicated it was evaluating underground potential to supplement low-grade stockpile ore with high-grade underground ore once open-pit mining ceases.
●	Subika (Ahafo) (2% royalty) – Newmont reported that mill throughput at Ahafo has been reduced to approximately 80 percent of its full capacity since October 2023 in order to replace a mill girth gear. Processing rates are expected to return to full levels in Q2 2024 once the gear has been replaced.
●	Séguéla (1.2% royalty) – Séguéla poured first gold in May 2023. Fortuna Silver Mines reported that throughput exceeded nameplate capacity in Q3 2023 and production for H2 2023 was expected to be between 60,000 to 75,000 gold ounces. Fortuna Silver Mines also indicated that the Sunbird deposit will be incorporated into an updated Mineral Resource and Mineral Reserve estimate to be released in Q4 2023. The Sunbird deposit has an Indicated Mineral Resource of 279,000 gold ounces (3.3 million tonnes grading at 2.66 g/t) and an Inferred Mineral Resource of 506,000 gold ounces (4.2 million tonnes grading at 3.73 g/t).
●	Yandal (Bronzewing) (2% royalty) – Northern Star Resources reported the Thunderbox mill continued to ramp-up towards its 6 million tonnes per annum nameplate capacity, achieving 501,000 tonnes milled in August 2023. Mining continued at the Orelia open pit mine, where the ore will be used as feed for the expanded Thunderbox mill.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $68.7 million in revenue, down from $97.5 million in Q3 2022. The decrease is primarily due to lower oil and gas prices compared to the relative highs of the prior year period.

Iron Ore & Other Mining:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty increased compared to Q3 2022, reflecting higher estimated iron ore prices than in the prior year quarter.
●	LIORC – Revenue from our attributable interest in LIORC was relatively consistent with Q3 2022. Rio Tinto reported that operations at Iron Ore Company of Canada were impacted by extended plant downtime and a conveyor belt failure in Q3 2023, while also recovering from wildfires which took place in Northern Quebec in Q2 2023.
●	Caserones (0.57% effective NSR) – Lundin Mining, which now owns a 51% majority interest in the mine, reported that it had launched one of the largest exploration programs at the mine since it began operation in 2013. The initial phase of the drilling program is expected to be over 10,000 meters and results are expected in H1 2024.
●	Crawford Nickel (2% royalty) – Canada Nickel Company announced a feasibility study for its Crawford Nickel Sulphide project. The feasibility study outlined 3.8 million tonnes of contained nickel (1.7 billion tonnes of ore grading 0.22% nickel) in Proven & Probable Mineral Reserves.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests decreased compared to Q3 2022, largely due to lower realized oil and gas prices. Partly offsetting the impact of lower prices, we received approximately $1.3 million in lease bonus revenue in relation to our Haynesville interests. We also benefited from higher production at our Permian assets due to the completion of new wells.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was relatively consistent with Q3 2022. For our Weyburn NRI, the impact of lower prices was partly offset by lower operating and capital expenditures incurred at the Weyburn Unit.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.34 per share. The dividend will be paid on December 21, 2023, to shareholders of record on December 7, 2023 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. Pursuant to the terms of the DRIP, the Company has changed the discount applicable to the Average Market Price from 3% to 1%, effective from the dividend payable on March 30, 2023. The Company may, from time to time, in its discretion, further change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q3 2023 results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	November 9th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join

the conference call by phone without operator assistance.

Participants will receive an automated call back after

entering their name and phone number):

https://bit.ly/3Y3uYt8
Webcast:	www.franco-nevada.com
Replay (available until November 16th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 208501 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, statements with respect to Law 406, the law that approved the revised concession contract for the Cobre Panama mine, including, but not limited to constitutional challenges, popular consultations or any Government of Panama bills relating to Law 406, and statements relating to the continued operation of and protests impacting the Cobre Panama mine. In addition, statements relating to resources and reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of COVID-19 (coronavirus); and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q3 2023, the average commodity prices were as follows: $1,929/oz gold (Q3 2022 - $1,728), $23.57/oz silver (Q3 2022 - $19.22), $931/oz platinum (Q3 2022 - $886) and $1,251/oz palladium (Q3 2022 - $2,074), $113/t Fe 62% CFR China (Q3 2022 - $105), $82.26/bbl WTI oil (Q3 2022 - $91.56) and $2.66/mcf Henry Hub natural gas (Q3 2022 - $7.91). For YTD 2023 prices, the average commodity prices were as follows: $1,932/oz gold (YTD 2022 - $1,825), $23.44/oz silver (YTD 2022 - $21.94), $985/oz platinum (YTD 2022 - $958) and $1,422/oz palladium (YTD 2022 - $2,163), $116/t Fe 62% CFR China (YTD 2022 - $129), $77.39/bbl WTI oil (YTD 2022 - $98.09) and $2.58/mcf Henry Hub natural gas (YTD 2022 - $6.65).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and nine months ended September 30, 2023 dated November 8, 2023 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net income	$175.1	$157.1	$516.1	$535.6
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange loss (gain) and other (income) expenses	1.8	2.3	(2.1)	(3.5)
Finance income related to repayment of Noront Loan	—	—	—	(2.2)
Tax effect of adjustments	(1.8)	0.3	(0.1)	2.8
Adjusted Net Income	$175.1	$159.7	$510.2	$532.7
Basic weighted average shares outstanding	192.1	191.6	192.0	191.5
Adjusted Net Income per share	$0.91	$0.83	$2.66	$2.78

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net income	$175.1	$157.1	$516.1	$535.6
Income tax expense	24.9	30.4	79.5	103.1
Finance expenses	0.7	0.8	2.1	2.5
Finance income	(15.5)	(2.4)	(36.0)	(5.9)
Depletion and depreciation	68.1	68.5	204.2	212.7
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange loss (gain) and other (income) expenses	1.8	2.3	(2.1)	(3.5)
Adjusted EBITDA	$255.1	$256.7	$760.1	$844.5
Basic weighted average shares outstanding	192.1	191.6	192.0	191.5
Adjusted EBITDA per share	$1.33	$1.34	$3.96	$4.41

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022	2023	2022
Adjusted EBITDA	$255.1	$256.7	$760.1	$844.5
Revenue	309.5	304.2	915.7	995.3
Adjusted EBITDA Margin	82.4%	84.4%	83.0%	84.8%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At September 30,	At December 31,
	2023	2022
ASSETS
Cash and Cash equivalents	$1,297.1	$1,196.5
Receivables	134.8	135.7
Gold bullion, prepaid expenses and other current assets	84.6	50.9
Current assets	$1,516.5	$1,383.1

Royalty, stream and working interests, net	$5,156.9	$4,927.5
Investments	239.7	227.2
Deferred income tax assets	37.9	39.9
Other assets	34.9	49.1
Total assets	$6,985.9	$6,626.8

LIABILITIES
Accounts payable and accrued liabilities	$35.0	$43.1
Current income tax liabilities	5.2	7.1
Current liabilities	$40.2	$50.2

Deferred income tax liabilities	$168.7	$153.0
Other liabilities	5.7	6.0
Total liabilities	$214.6	$209.2

SHAREHOLDERS’ EQUITY
Share capital	$5,722.1	$5,695.3
Contributed surplus	19.9	15.6
Retained earnings	1,260.7	940.4
Accumulated other comprehensive loss	(231.4)	(233.7)
Total shareholders’ equity	$6,771.3	$6,417.6
Total liabilities and shareholders’ equity	$6,985.9	$6,626.8

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2023 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$309.5	$304.2	$915.7	$995.3

Costs of sales
Costs of sales	$48.9	$42.0	$134.2	$131.1
Depletion and depreciation	68.1	68.5	204.2	212.7
Total costs of sales	$117.0	$110.5	$338.4	$343.8
Gross profit	$192.5	$193.7	$577.3	$651.5

Other operating expenses (income)
General and administrative expenses	$5.0	$4.7	$17.4	$16.1
Share-based compensation expenses	0.7	0.4	6.3	4.7
Gain on sale of royalty interest	—	—	(3.7)	—
(Gain) loss on sale of gold bullion	(0.2)	0.4	(2.3)	(1.1)
Total other operating expenses	$5.5	$5.5	$17.7	$19.7
Operating income	$187.0	$188.2	$559.6	$631.8
Foreign exchange (loss) gain and other income (expenses)	$(1.8)	$(2.3)	$2.1	$3.5
Income before finance items and income taxes	$185.2	$185.9	$561.7	$635.3

Finance items
Finance income	$15.5	$2.4	$36.0	$5.9
Finance expenses	(0.7)	(0.8)	(2.1)	(2.5)
Net income before income taxes	$200.0	$187.5	$595.6	$638.7

Income tax expense	24.9	30.4	79.5	103.1
Net income	$175.1	$157.1	$516.1	$535.6

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(31.7)	$(83.4)	$(1.8)	$(110.4)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax	3.5	(2.5)	4.5	(59.6)
Other comprehensive (loss) income, net of taxes	$(28.2)	$(85.9)	$2.7	$(170.0)

Comprehensive income	$146.9	$71.2	$518.8	$365.6

Earnings per share
Basic	$0.91	$0.82	$2.69	$2.80
Diluted	$0.91	$0.82	$2.68	$2.79
Weighted average number of shares outstanding
Basic	192.1	191.6	192.0	191.5
Diluted	192.4	191.9	192.3	191.9

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2023 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2023	2022
Cash flows from operating activities
Net income	$516.1	$535.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	204.2	212.7
Share-based compensation expenses	4.7	4.6
Gain on sale of royalty interest	(3.7)	—
Unrealized foreign exchange (gain) loss	(1.7)	1.4
Deferred income tax expense	16.6	22.2
Other non-cash items	(2.2)	(4.4)
Acquisition of gold bullion	(41.1)	(34.7)
Proceeds from sale of gold bullion	20.5	36.1
Changes in other assets	13.9	(26.7)
Operating cash flows before changes in non-cash working capital	$727.3	$746.8
Changes in non-cash working capital:
Decrease (increase) in receivables	$0.9	$(30.2)
Increase in prepaid expenses and other	(10.5)	(3.7)
(Decrease) increase in current liabilities	(10.0)	7.3
Net cash provided by operating activities	$707.7	$720.2

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(435.8)	$(15.3)
Proceeds from sale of royalty interest	7.0	—
Proceeds from sale of investments	2.0	1.7
Acquisition of investments	(8.9)	(75.2)
Acquisition of energy well equipment	(1.2)	(1.2)
Proceeds from settlement of loan receivable from Noront Resources Ltd.	—	42.7
Net cash used in investing activities	$(436.9)	$(47.3)

Cash flows used in financing activities
Payment of dividends	$(173.2)	$(149.6)
Credit facility amendment costs	—	(0.9)
Proceeds from exercise of stock options	2.9	5.2
Net cash used in financing activities	$(170.3)	$(145.3)
Effect of exchange rate changes on cash and cash equivalents	$0.1	$(9.5)
Net change in cash and cash equivalents	$100.6	$518.1
Cash and cash equivalents at beginning of period	$1,196.5	$539.3
Cash and cash equivalents at end of period	$1,297.1	$1,057.4

Supplemental cash flow information:
Income taxes paid	$67.0	$80.3
Dividend income received	$8.7	$15.1
Interest and standby fees paid	$1.8	$1.8

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2023 Quarterly Report available on our website